JAMES E. JORDAN

March 20, 2008

Mr. Robert D. Allen, Chairman
Consolidated-Tomoka Land Company
1530 Cornerstone Blvd. – Suite 100
P.O. Box 10809
Daytona Beach, Florida 32120-0809

VIA FAX & MAIL

Dear Bob:

Thank you for sending me CTO's proposed Form 8-K filing in response to my letter of resignation.

There is only one issue I noted which I think your filing should incorporate, and that is my belief that matters such as the combination of titles of chairman and chief executive officer, and any nominees for board consideration (and by implication, the related issue of board expansion), should initially have been referred to the Nominating and Governance Committee for deliberation and recommendation, rather than to the Board as a whole.

Sincerely yours,

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